UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 6, 2022

ORTHO CLINICAL DIAGNOSTICS HOLDINGS PLC

(Exact name of registrant as specified in charter)

England and Wales	001-39956	98-1574150
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1001 Route 202, Raritan, New Jersey	08869
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (908) 218-8000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, $0.00001 par value	OCDX	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on December 22, 2021, Ortho Clinical Diagnostics Holdings plc (the “Company”) entered into a Business Combination Agreement (the “BCA”) by and among the Company, Quidel Corporation (“Quidel”), Coronado Topco, Inc. (“Topco”), Orca Holdco, Inc. (“U.S. Holdco Sub”) and Laguna Merger Sub, Inc. (“U.S. Merger Sub”), each a wholly owned subsidiary of Topco, and Orca Holdco 2, Inc., a wholly owned subsidiary of U.S. Holdco Sub, which provides for a business combination of the Company and Quidel under Topco, a new holding company (the “Combinations”). Pursuant to the BCA, the Combinations are expected to be implemented by way of (i) a scheme of arrangement to be undertaken by the Company under Part 26 of the UK Companies Act 2006 (the “Ortho Scheme”), pursuant to which each issued and outstanding share of the Company will be acquired by a nominee of Topco, such that the Company will become a wholly owned subsidiary of Topco, and (ii) a merger of U.S. Merger Sub with and into Quidel immediately following consummation of the Ortho Scheme, with Quidel surviving the merger as a wholly owned subsidiary of Topco. A definitive joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Topco on April 11, 2022, in connection with, among other things, the BCA (the “Registration Statement”).

Certain Litigation

As previously disclosed in the Registration Statement, two lawsuits have been filed by and purportedly on behalf of alleged Company shareholders: Rydberg v. Ortho Clinical Diagnostics Holdings plc, et al., No. 1:22-cv-01334 filed March 10, 2022 in the United States District Court for the Eastern District of New York (the “Rydberg Action”), and Bushansky v. Ortho Clinical Diagnostics Holdings plc, et al., No. 2:22-cv-01593 filed March 21, 2022 in the United States District Court for the District of New Jersey (the “Bushansky Action”).

The Rydberg Action and Bushansky Action name as defendants the Company and the members of the Company’s board of directors. The Rydberg Action and Bushansky Action generally allege, among other things, that the Registration Statement omits certain information regarding projections of the Company, Quidel and Topco, the analyses performed by the financial advisors of the Company and Quidel, and potential conflicts of interest involving a financial advisor and the Company’s officers and directors. The Rydberg Action and Bushansky Action seek, among other things, injunctive relief to prevent the Combinations from closing, damages if the Combinations close, declaratory relief in the form of an updated Registration Statement, and attorneys’ fees. The Company believes these claims are entirely without merit and that the Registration Statement does not omit any material information about the Combinations.

While the Company believes that the disclosures set forth in the Registration Statement comply fully with all applicable laws and denies the allegations in the pending actions described above, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, the Company has determined voluntarily to supplement certain disclosures in Registration Statement related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the various litigation matters that any additional disclosure was or is required or material.

SUPPLEMENTAL DISCLOSURES

This supplemental information should be read in conjunction with the Registration Statement, including the balance of the sections entitled “Ortho Unaudited Forward-Looking Financial Information,” “Quidel Unaudited Forward-Looking Financial Information,” “Unaudited Pro Forma Synergy Estimates for Topco,” and “Discounted Cash Flow Analysis.” Defined terms used but not defined in the below disclosures have the meanings set forth in the Registration Statement. Without admitting in any way that the disclosures below are material or otherwise required by law, the Company makes the following amended and supplemental disclosures.

The section of the Registration Statement beginning on page 252 entitled: “Discounted Cash Flow Analysis” is amended and supplemented as follows:

The fourth paragraph on page 253 is amended to add the following sentence at the end thereof:

Perella Weinberg noted that, assuming a perpetuity growth rate of 2.5% and a 7.5% discount rate, the present value of the terminal value of Ortho was approximately $7,748 million and approximately $7,639 million based on the Ortho Forecasts and the Quidel Management Projections for Ortho, respectively.

The fourth paragraph on page 254 is amended to add the following sentence at the end thereof:

Perella Weinberg noted that, assuming a perpetuity growth rate of 2.5% and a 7.5% discount rate, the present value of the terminal value of Quidel was approximately $7,120 million, approximately $6,031 million and approximately $2,659 million based on the Quidel Management Projections for Quidel (Case 1), the Quidel Management Projections for Quidel (Case 2) and the Consensus Estimates, respectively.

The section of the Registration Statement beginning on page 262 entitled: “Quidel Management Projections for Quidel” is amended and supplemented as follows:

Footnote two on page 263 is amended and restated in its entirety to read as follows:

(2) Unlevered Free Cash Flow is calculated as EBITDA less the following estimates of taxes and capital expenditures, and adjusted for the following estimates of changes in net working capital.

	2021E	2022E	2023E	2024E	2025E	2026E	Terminal 2026E
Case I Projections of Quidel
Taxes	(140)	(78)	(103)	(149)	(197)	(191)	(135)
Capital Expenditures	(266)	(150)	(100)	(100)	(100)	(80)	(80)
Change in Net Working Capital	109	85	33	(27)	(32)	19	6
Case 2 Projections of Quidel
Taxes	(140)	(78)	(83)	(112)	(150)	(150)	(116)
Capital Expenditures	(266)	(150)	(100)	(100)	(100)	(80)	(80)
Change in Net Working Capital	109	85	56	(8)	(16)	3	1

The section of the Registration Statement beginning on page 264 entitled: “Ortho Management Projections for Ortho” is amended and supplemented as follows:

Footnote three on page 265 is amended and restated in its entirety to read as follows:

(3) Unlevered Free Cash Flow was calculated by J.P. Morgan, for purposes of its discounted cash flow analysis and based on estimates provided by Ortho management, as future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow for this purpose represents Adjusted EBITDA less the following estimates of public company addbacks, taxes, capital expenditures, increases in net working capital and reagent rental instruments:

	2022E	2023E	2024E	2025E	2026E
Public Company Addbacks	44	19	10	10	10
Taxes	44	58	71	84	105
Capital Expenditures	60	60	60	60	60
Increases in Net Working Capital	16	10	10	10	10
Reagent Rental Instruments	135	140	140	140	140

For purposes of its discounted cash flow analyses and based on estimates provided by Ortho management, Perella Weinberg calculated Unlevered Free Cash Flow of Ortho for this purpose as EBITDA less taxes, plus depreciation and amortization, and less capital expenditures and increases in net working capital, resulting in Unlevered Free Cash Flow of approximately $313 million, $284 million, $337 million, $382 million, $425 million, $476 million and $523 million for 2021E, 2022E, 2023E, 2024E, 2025E, 2026E and the terminal year, respectively.

The second paragraph on page 266 is amended and restated in its entirety as follows:

As of January 3, 2021, Ortho’s net operating losses were approximately $830 million in the United States. In connection with commercial diligence, Ortho management provided to Quidel its initial estimates of the ability to utilize Ortho’s net operating losses over the projection period, which amounts were calculated as a tax benefit equal to $49 million in 2022, $53 million in 2023, $61 million in 2024, less than $1 million in 2025, and $0 thereafter. Perella Weinberg utilized these initial estimates for purposes of its financial analyses. After further internal review, Ortho management updated its estimates for purposes of the Ortho Management Projections for Ortho, calculating such tax benefit as the amount equal to, $16 million in 2022, $36 million in 2023, $50 million in 2024, $56 million in 2025 and $29 million in 2026. The updated estimates of tax benefits, which were not provided to Quidel or Perella Weinberg, were utilized by J.P. Morgan for purposes of its financial analyses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ortho Clinical Diagnostics Holdings plc

Date: May 6, 2022	By:	/s/ Joseph M. Busky
	Name:	Joseph M. Busky
	Title:	Chief Financial Officer